724 E. Metler Lane • Spokane, WA 99218

• Tel: (509) 893-0171 • Fax: (509) 893-0170

January 14, 2010

To:

Mark Wojciechowski

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Response to SEC review comments dated December 15, 2009.

Dear Mr. Wojciechowski:

Below you will find Gold Crest Mines, Inc.’s responses to the SEC review comments dated December 15, 2009.

The Company hereby acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filings; and

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the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

Comment 1:   We note you provide cumulative information from inception in your consolidated financial statements as required by SFAS 7.   Please clarify for us why your audit opinion does not appear to address the cumulative from inception information.

Response:

The audit opinion should include reference to the cumulative from inception information.   The auditor has reissued its opinion to include such reference.  This reissued opinion will be included in the amended Form 10-K for the fiscal year ended December 31, 2008.  “See exhibit A” for the newly issued audit opinion.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Location and Access, page 7

Comment 2:   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

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A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

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A graphical bar scale should be included.  Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

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A north arrow.

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An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

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A title of the map or drawing, and the date on which it was drawn.

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In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

Please refer to “exhibit B” for the map of Alaska and “exhibit C” for the map of Idaho.  Please also see “exhibit D” (Part I, Item 2, Properties Section) – from the Form 10-K for the Fiscal Year Ended December 31, 2008 which shows the location as to where these maps will be placed.

Luna Prospect, page 11

Comment 3:   We note you report your sampling results in parts per billion (ppb) in this section and other locations.  When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

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Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

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Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

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Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

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Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

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Eliminate statements containing grade and/or sample-width ranges.

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Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

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Generally, use tables to improve readability of sample and drilling data.

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Soil samples may be disclosed as a weighted average value over an area.

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Refrain from reporting single soil sample values.

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Convert all ppb quantities to ppm quantities for disclosure.

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Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Response:

Please see “exhibit D” (Part I, Item 2, Properties Section) – from the Form 10-K for the Fiscal Year Ended December 31, 2008 which shows the tracked changes of all the updates made.

If approved by the SEC, the Company will then file the appropriate amendments.

Sincerely,

/s/       Matt J. Colbert

Matt J. Colbert

Chief Financial Officer

Gold Crest Mines, Inc.

Exhibit A

Report of Independent Registered Public Accounting Firm

Board of Directors

Gold Crest Mines, Inc.

We have audited the accompanying consolidated balance sheets of Gold Crest Mines, Inc. (An Exploration Stage Company) (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended and for the period from inception (January 11, 2005) to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Crest Mines, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended and for the period from inception (January 11, 2005) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has no revenue, an accumulated deficit, and a negative current ratio that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DeCoria, Maichel & Teague, P.S./

Spokane, Washington

March 18, 2009

Exhibit B

GOLD CREST MINES, INC. ALASKA PROPERTY LOCATIONS

162
161
160
159
158
157
156
155
63
62
61
60
59
DONLIN CREEK DEPOSIT
BUCKSTOCK PROJECT BLOCK
SOUTHWEST KUSKOKWIM PROJECT
Kalskag
Bethel
Flat
McGrath
Sleetmute
Iditarod - Nixon Fk. Fault
Denai - Farewell Fault
Osviak Thrust Fault
Bristol Bay

INDEX MAP

EXPLANATION

- Middle Tertiary and younger units
- Volcanic-plutonic complexes (LK-eT)
- Volcanic fields (LK-eT)
- Pre and synaccretionary intrusions
- Kuskokwim Group overlap assemblage (Mr)
- Yukon - Koyukuk flysch basin (Mz)
- Continental margin terranes (PzMz)
- Oceanic crust and subduction zone terranes (PzMz)
- Continental affinity
- Arc and related flyschoid terranes
- High angle fault
- Thrust fault, teeth on upper plate

0 50 100
km

N

REGIONAL GEOLOGY OF SOUTHWESTERN ALASKA

Modified from M.L. Miller and T.K. Bundtzen

Exhibit C

Gold Crest Mines, Inc.
Idaho Property Locations

Salmon River
Payette
National
Forest
Salmon River
South Fork
BIG CREEK
YELLOW PINE
STIBNITE
Golden Meadows Project
Johnson Creek Road
Boise
National
Forest
0 10 km
0 5 MI

Idaho

GOLDEN MEADOWS PROJECT LOCATION MAP

Exhibit D

ITEM 2.

PROPERTIES

ALASKA PROPERTIES

INSERT EXHIBIT “B” ALASKA MAP HERE

SOUTHWEST KUSKOKWIM PROJECT

Summary

In the Kisaralik Lake area of southwest Alaska, the Company’s wholly owned subsidiary Kisa Gold Mining, Inc. (KGMI) controls or has interests in seven claim blocks consisting of 199 State of Alaska mining claims covering approximately 30,520 acres.  Of the 30,520 acres, approximately 15,320 are placed with Golden Lynx, LLC as part of our joint venture with Cougar Gold LLC, a greater than 5% shareholder, who is the operator of the Golden Lynx, LLC and an affiliate of Electrum USA Ltd.  See “Note 5. Mineral Properties - Golden Lynx, LLC” to our consolidated financial statements for further details. The Company calls the seven claim blocks the Southwest Kuskokwim Project and the individual names of each claim block are Kisa, Gold Lake, Luna, AKO, Gold Creek, Gossan Valley and Little Swift.  Previous workers located and prospected several significant precious metal showings in this remote, highly prospective portion of the Kuskokwim Mineral Belt nearly 20 years ago.  The showings show many similarities in mineralization style, alteration and general geologic characteristics to Nova Gold Resources and Barrick’s Donlin Creek project and other major Kuskokwim Mineral Belt gold deposits.

Location and Access

The Southwest Kuskokwim Project area is situated in a mountainous, high relief area located approximately 100 miles east of Bethel, Alaska and approximately 120 miles southwest of Donlin Creek and 40 miles west of the Shotgun Deposit.  The project area lies along the boundary between the Bristol Bay, Kuskokwim and Bethel Recording Districts in southwest Alaska on State of Alaska lands.  Bethel is the nearest community with full, year-round services.  Commercial barge service from Anchorage is available from late May through early October at Bethel.

The effective work season in the project area is from July through September.  The lakes in the immediate area typically remain frozen and snow covers ridges and upper slopes until late June or early July.  Currently, personnel and equipment access to the area is limited to float planes capable of landing on lakes, via helicopter or via small fixed wing aircraft equipped with tundra tires.

The nearest areas to the prospects that are closed to mineral entry include Wood – Tikchik State Park located to the east of the Gold Lake and Kisa claim groups.  Areas to the west and south are property of the Federal government and include the Yukon Flats National Wildlife and Togiak National Wildlife Refuges respectively.  There currently are no unusual social, political or environmental encumbrances to exploration, development or production on the prospects.  There are currently no roads or power available to the properties.  Should attempts to develop one or more of the prospects occur, there is no guarantee that controversy will not arise as a result of any proposed development.

Geologic Setting and Deposit Types

The properties are situated in the Kuskokwim Mineral Belt in the southern portion of the Aniak-Tuluksak and southeastern portion of the Bethel Mining Districts.  Historically the Kuskokwim Mineral Belt has been a major placer and lode gold producer as well as the major source of mercury in Alaska since the turn of the twentieth century.  Recent regional- to deposit-scale investigations by industry, academic institutions and government workers have helped better define the mineral deposit types and geologic controls in the Mineral Belt.  This work has been spurred on by the discovery of major gold deposits throughout the northern and central portion of the belt, including the largest known deposit in the belt, the Donlin Creek deposit located approximately 120 miles to the northeast.

Rock sequences exposed in the Kuskokwim region consist of fault-bounded blocks consisting of Jurassic- to Tertiary-age assemblages of sedimentary, volcanic and intrusive rocks. These rocks were subsequently deformed, weakly metamorphosed and intruded by middle Cretaceous to Tertiary plutons, and associated dikes and sills, often in swarms along structural corridors. Glacial and modern flood plain deposits typically fill the broad glacially-carved valleys.

Previous Work by the Company

The Company’s past exploration efforts on the project include:

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Completion of 2,100 square miles of high resolution airborne geophysical surveys over the project area and south of the Donlin Creek gold deposit in 2006 and 2007;

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Completion of 17-line miles of induced polarization/resistivity surveys, 120-line miles of ground magnetics, collection of over 300 stream sediments and 250 rock samples and three soil grids on anomalies in the seven claim block area in 2006 and 2007;

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Completion of over 3,100 feet of drilling at the Kisa Breccia target in the Kisa claim group with encouraging results in 2007;

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Acquisition of two historic district-scale industry reconnaissance data sets and development of a proprietary steam sediment database that includes over 3,000 conventional silt and pan concentrate stream sediment samples. These samples define district-scale anomalies along distinct trends identified by the airborne geophysics and cover an area beginning at Kisa and extending 100 miles to northeast to the southern reaches of the Donlin Creek deposit;

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Discovery and staking of a new mineral occurrence at the Luna Prospect 6 miles west of the Company’s Kisa claim group;

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Entry into a Joint Venture with Cougar Gold LLC, operator of the Golden Lynx LLC on the Kisa, Gold Lake, Little Swift, Gossan Valley and Gold Creek prospects and into a Joint Venture with Newmont Mining Corporation on the AKO and Luna prospects.  See “Note 5. Mineral Properties - Golden Lynx, LLC” and “Note 5. Mineral Properties - Newmont Venture Agreements” to our consolidated financial statements for further details.

Current Program

Significant accomplishments of the 2008 exploration program include:

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Completion of over 3,200 feet of drilling on the Gossan Ridge prospect, Gold Lake claim group with encouraging results;

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Completion of a soil grid on the Gold Lake and Kisa prospects extending areas of anomalous gold mineralization;

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Staking of additional mining claims over the Kisa, Gold Lake, Gold Creek, Gossan Valley and Little Swift prospect areas;

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Completion of systematic rock and soil sampling on the Luna and AKO claim groups by Newmont Mining Corporation while they were the Company’s Joint Venture partner.

Southwest Kuskokwim Project Descriptions

Kisa Prospect

The Kisa claim group is made up of 32 state mining claims covering approximately 4,520 acres. The property is held under a joint venture agreement with Cougar Gold LLC, operator of the Golden Lynx LLC, a private Denver-based exploration and development company. The property is held and managed by the joint venture company, Golden Lynx LLC. See “Note 5. Mineral Properties - Golden Lynx, LLC” to our consolidated financial statements for further details.

 The mining claims encompass a narrow, linear, northeast trending ridge held up with hornfelsed Jurassic- to Cretaceous-age sedimentary rocks intruded by rhyolite to gabbroic dikes and sills.  Several northwest-trending spurs off the main ridge appear to be related to crosscutting dikes of a different age and composition.  Geochemical analyses suggest associations similar to those known from other gold deposits within the Kuskokwim Mineral Belt including the producing Fort Knox Mine and advanced exploration projects at Donlin Creek to the north and Shotgun Hills to the east.

During 2007, the Company completed over 3,100 feet of core drilling with encouraging results on one of the main targets of the Kisa claim group, known as the Kisa Breccia Target.  A poorly exposed, extensively silica-carbonate-sulfide altered breccia body is located along a ridge crest and steep, north-facing valley walls. The breccia is composed of a mixture of altered sedimentary and igneous clasts, many of which exhibit multiple generations of veining and brecciation.  The breccia body is exposed over an area approximately 1000 feet wide x 1600 feet long and roughly 800 feet high.  Systematic rock chip samples from outcropping exposures of this breccia average 1.25 parts per million (0.036 troy ounces per short ton) gold. The Company completed six core holes into the target during the 2007 drilling campaign. All six holes cut broad zones of intensely altered igneous breccia containing low grade gold mineralization including narrower higher grade intervals.  Hole K07-04 cut 678 feet averaging 0.3 parts per million gold; hole K07-05 cut 378 feet averaging 0.7 parts per million (0.02 ounces per ton) gold, including an intercept of 144 feet averaging 1.3 parts per million (0.038 ounces per ton) and hole K07-06 cut 485 feet averaging 0.4 parts per million (0.012 ounces per ton) gold.

The Golden Dike Target includes the rocks exposed on and under a prominent northeast trending ridgeline running through the center of the Kisa claim group.  The ridge contains numerous silica-carbonate-sulfide altered felsic rhyolite dikes and sills exposed over an area 900 feet wide x 9800 feet long with at least 650 feet of exposed vertical extent.  Float mapping, aerial photographic linears, airborne geophysical data and soil sampling suggest the dike swarm may extend in both directions under talus covered slopes and into the adjacent valleys.  Sedimentary rocks are heavily iron oxide stained and fractured in the hornfelsed zones adjacent to and along the dike and sill margins and contain various oxidation products after sulfides.  The dikes are often bleached, silicified and typically contain disseminated to stockwork sulfide veining.  The large spatial extent and intense alteration of this dike swarm and the heavily iron-stained host rocks suggest the presence of a mineralized system at the surface and underlying the ridge.  The length-weighted average grade sampled from the dike swarm averaged greater than 0.1 parts per million of gold.  Similar dikes swarms and alteration zones are associated with the mineralized zones in the Donlin Creek deposit.

Work in 2007 included detailed rock chip and soil sampling, ground and airborne geophysics and geologic mapping. This work has now expanded the target area to a zone approximately 850 feet to 1,500 feet wide x 15,000 feet long with at least 525 feet and locally up to 1,150 feet of exposed vertical extent. Additional soil and rock chip sampling and geologic mapping were completed during the 2008 field season and expanded the areas of known gold mineralization considerably.

The Pirate’s Pick Target is located in the northern portion of the Kisa claim group and consists of a large northwest-trending quartz-carbonate-sulfide veined fault zone.  The intensely stockwork-veined fault is intermittently exposed over the crest and flanks of a small ridge in an area roughly 650 feet wide by 1150 feet long with several hundreds of feet of exposed vertical extent.  The fault occurs along the northern end of the ridge hosting the dike-sill complex and field evidence suggests the fault may offset and displace the dike swarm.  The length-weighted average grade of 18 rock chip samples collected from this zone is 1.95 parts per million (0.057 ounces per ton) gold.

Additional targets occur along the projections of the dike swarm and fault systems into the adjacent talus covered slopes and glacial drift filled valleys, but will require additional work prior to definition of drill targets.  Several small rubble crop and/or outcrop showings along the valley edge to the northwest of the main ridge contain anomalous pathfinder element suites and gold values.  These showings correspond with a marked airborne magnetic geophysical anomaly identical to that over the main ridge to the southeast and make an intriguing target.

Gold Lake Prospect

The Gold Lake claim group is made up of 44 state mining claims covering approximately 6,320 acres approximately 8 miles west of the Kisa Prospect. The property is held under a joint venture agreement with Cougar Gold LLC, operator of the Golden Lynx LLC, a private Denver-based exploration and development company. The property is held and managed by the joint venture company, Golden Lynx LLC.  See “Note 5. Mineral Properties - Golden Lynx, LLC” to our consolidated financial statements for further details.  The claims cover a broad, bright red, iron oxide stained, northwest trending ridge several miles long and nearly a mile wide adjacent to Gold Lake.  The claim group contains at least two generations of crosscutting igneous dikes and sills similar to the Kisa showing and drill targets have been defined at several prospects within the claim package.

The Gossan Ridge Target consists of a series of banded quartz-sulfide veins associated with a dike-sill swarm that runs along the crest and flanks of rust-colored ridgeline exhibiting heavily iron oxide-staining reflecting weathering and oxidation of widespread disseminated sulfides in the rocks exposed along the ridge.  The vein system has an exposed strike length of over 1600 feet and exposed widths up to 150 feet and the alteration zone and lower grade old mineralization is up to 350 feet wide and 4900 feet long with up to 650 feet of exposed vertical extent.  Samples from the vein system consistently carry highly anomalous gold and pathfinder elements..  The vein system appears to be associated with a series of porphyritic dikes that have produced pervasive and intense hydrothermal alteration of the host sedimentary rocks.  The dikes and sills typically contain lower grade gold mineralization, but their widespread presence and intense alteration associated with the igneous rocks throughout the complex suggest the presence of a larger, potentially mineralized igneous body at depth.

During 2007, additional rock and soil sampling was completed and the previously outlined soil anomaly was extended to more than 1 kilometer along strike.  Over 51 line-miles of ground magnetics were completed and located a distinctive circular magnetic anomaly adjacent to, and overlapping with the main soil and rock chip anomaly.  The magnetic feature extends beneath a glacial drift-filled valley and underlies another prominent alteration zone on the adjacent ridge slopes.  Prospecting this feature in 2007 confirmed the presence of quartz-arsenopyrite-stibnite veins and fracture-controlled sulfides potentially indicative of cupola-related mineralization above a buried intrusion.  A single 3-mile long, induced polarization and resistivity survey line was run adjacent to the main showing and generated a good IP response over the circular ground magnetics feature.  A large area of anomalous gold and intense alteration and the numerous dikes suggests the Gold Lake prospect may overlie a larger potentially mineralized intrusive hosted system at depth.

During 2008, four drill holes were completed totaling 3,227.5 feet and cut thick intervals of moderately to strongly altered and weakly gold mineralized sediments and intrusives. All the holes bottomed in hornfels indicating proximity to a larger intrusive body at depth which is still untested by drilling. Geologic mapping and soil and rock sampling were completed along favorable trends. Detailed sampling and structural analysis indicates the main mineralized zone, exposed on steep nearly inaccessible cliffs, was not completely tested by the 2008 drilling, in part due to difficulties in establishing a stable drill platform on the steep slopes. Detailed continuous rock chip sampling across the mineralized zone exposed on the cliffs outlined a zone approximately 30 meters true thickness averaging 1 part per million (0.029 ounces per ton)

The Golden Alder Target consists of a linear fault zone exposed along the bottom and valley walls of a small drainage over a strike length of approximately 600 meters.  Soils collected over covered areas on the valley walls and adjacent uplands suggests the zone may be as wide as 200 meters.  A pronounced circular airborne geophysical anomaly underlies a portion of the fault system and its projection into an alluvium covered area and may represent a leakage halo emanating from a potentially mineralized intrusion at depth over 1.5 parts per million (0.044 ounces per ton) gold. During 2008, additional soil and rock sampling surveys were completed with encouraging results.

AKO Prospect

The AKO claim group is located in the southwestern Kuskokwim mountains approximately 9 miles southwest of the Kisa Prospect.  The Company controls over 7,200 acres on 45 state mining claims. The AKO prospects were first discovered 20 years ago during a regional reconnaissance program.  Follow-up included limited rock-chip sampling and field examination of several linear to ovoid iron-oxide stained ridgeline and valley-wall color anomalies within and along the faulted, western margin of the Crooked Mountain Pluton.  These color anomalies are found at the headwaters of streams with strong gold and multi-element anomalies in stream sediments and pan concentrates and they are aligned along a pronounced, linear topographic feature that stretches for several miles.  These prospects have never been drilled.

The Company’s exploration in the area includes compilation of historic data, completion of fixed-wing aeromagnetic and electromagnetic surveys, aerial reconnaissance mapping, stream sediment sampling and preliminary prospecting on several of the color anomalies identified to date. Stream-sediment samples from below the area of the known color anomalies and gold showings contain highly anomalous gold, arsenic, antimony, molybdenum and bismuth.  Pan concentrates from streams draining these areas also contain visible gold. Follow-up work in 2007 has identified a number of targets on the property for further follow-up and possibly drill testing.

On May 8, 2008, the Company signed three separate joint venture agreements with Newmont North America Exploration Limited, a subsidiary of Newmont Mining Corporation (”Newmont”). During the joint venture Newmont completed a systematic reconnaissance type soil and rock chip sampling program over the AKO claim group which resulted in the delineation of two contiguous large gold anomalies on the claim group, The largest anomaly is centered over a distinctive aeromagnetic anomaly thought to represent a separate intrusive phase of the Crooked Mountain Pluton, consists of soils and rocks containing gold values greater than 0.02 ppm. This anomaly is over 13,500 feet long and 2,400 feet wide and is associated with multiple sets of sheeted quartz-sulfide vein systems. A similar and contiguous anomaly is situated adjacent to the main anomaly and has a slightly different trend and consists of soils and rock samples defining an anomalous area over 20,000 feet long and 2,700 feet wide. Neither of these anomalies has been drill tested. However on December 12, 2008, the Company received from Newmont a letter that notified of its intent to terminate the three venture agreements effective immediately.  See “Note 5. Mineral Properties - Newmont Venture Agreements” to our consolidated financial statements for further details.

Luna Prospect

The Luna claim group is located in the southern Kuskokwim mountains of southwestern Alaska approximately 100 miles to the southeast of Bethel and 6 miles west of the Kisa prospect.  The project area is accessed by helicopter or by small aircraft capable of landing on a tundra dirt strip. The Company staked the property in mid-2007, which consists of 50 state mining claims covering approximately 8,000 acres.

The Luna prospect was discovered during follow-up of an airborne geophysical anomaly identified from proprietary surveys completed in the fall of 2006 and spring of 2007.  A regional-scale structural zone was interpreted from the airborne geophysical data.  Follow-up exploration involving IP, resistivity and ground magnetic surveys, systematic stream-sediment and rock-chip sampling and geologic mapping led to the discovery.

Follow-up exploration involving IP, resistivity and ground magnetic surveys, systematic stream-sediment and rock-chip sampling and geologic mapping led to the discovery.  Over 16 line-miles of IP-resistivity and 40 line-miles of ground magnetics were completed in 2007.  The geophysical surveys define a 4.8 miles long by 1.4 miles wide IP and resistivity anomaly coinciding with a ground and aerial magnetic anomaly.  Several conductors identified from the airborne electromagnetic surveys correspond with zones of semi-massive sulfide replacement mineralization located on the ground.

A total of 41 stream-sediment samples collected from streams draining the prospect area outline a distinct 10 square mile gold, arsenic, and antimony anomaly.  A total of 40 of 72 rock chip samples collected from the prospect area contain anomalous gold.  Gold is associated with anomalous arsenic, antimony, bismuth, molybdenum, silver, copper, lead and zinc.

Mineralization is hosted in calcareous siltstones, cherts and tuffaceous sedimentary rocks as well as in porphyritic intrusive rocks.  Gold has been found in a broad area that exhibits pervasive fracturing and clay alteration.  The prospective area contains ubiquitous disseminated, vein and stockwork sulfide accumulations.  Intrusive rocks occur as dikes, sills and small stocks and compositionally include diorites and granodiorites as well as rhyolites.  Several zones of stratiform sulfide replacement mineralization with cherty silica alteration containing up to 70% sulfides, primarily fine-grained pyrite, arsenopyrite and stibnite and to a lesser extent chalcopyrite and sphalerite have been located within the claim group.

The presence of widespread base and precious metals anomalies in stream sediments and rocks along this newly located structural zone and the association of these anomalies with intrusive rocks and reactive sedimentary rocks opens up a wide range of opportunities for future discoveries.

On May 8, 2008, the Company signed three separate joint venture agreements with Newmont North America Exploration Limited, a subsidiary of Newmont Mining Corporation (”Newmont”). During the joint venture Newmont conducted rock sampling and mapping on the project in 2008 and confirmed previous sampling results produced by the Company.  However on December 12, 2008, the Company received from Newmont a letter that notified of its intent to terminate the three venture agreements effective immediately.  See “Note 5. Mineral Properties - Newmont Venture Agreements” to our consolidated financial statements for further details.

Little Swift

Little Swift consists of 14 state mining claims covering approximately 2,240 acres and were staked to prospect a distinctively linear, contact zone between the Crooked Mountain quartz monzonite pluton and the cupola of hornfelsed sedimentary rocks. The property is held under a joint venture agreement with Cougar Gold LLC, operator of the Golden Lynx LLC, a private Denver-based exploration and development company. The property is held and managed by the joint venture company, Golden Lynx LLC. See “Note 5. Mineral Properties - Golden Lynx, LLC”  to our consolidated financial statements for further details. The prospect sites are staked over six large linear to ovoid iron-oxide stained ridgeline and valley wall color anomalies along the contact zone.  Previous workers collected highly anomalous stream silt samples from below the area of the color anomalies.

Gold Creek

Gold Creek consists of 12 state mining claims covering approximately 1,920 acres and were staked to prospect several iron-oxide stained color anomalies developed within the cupola of hornfelsed sedimentary rocks associated with the eastern margin of Crooked Mountain quartz monzonite pluton. The property is held under a joint venture agreement with Cougar Gold LLC, operator of the Golden Lynx LLC, a private Denver-based exploration and development company. The property is held and managed by the joint venture company, Golden Lynx LLC. See “Note 5. Mineral Properties - Golden Lynx, LLC” to our consolidated financial statements for further details. The prospect sites are staked over four large ovoid-valley wall color anomalies that appear to be stratiform in character.  Previous workers collected highly anomalous stream-sediment samples from below the area of the color anomalies. In 2008, Cougar Gold LLC, an affiliate of Electrum USA Ltd., operator of the Golden Lynx LLC, completed sampling and mapping of the Gold Creek prospects.  Mapping located a series of large quartz monzonite to diorite dikes in the headwaters of the streams reporting anomalous gold and pathfinder elements. Large color anomalies noted previously were examined and found to be associated with extensive fracture controlled sulfide development. The most intense sulfide development and fracturing were found to be stratigraphically controlled and associated with distinctive chert and black siltite sections. Weak gold and pathfinder anomalies are associated with these fracture zones. Much of the prospect area is covered with glacial alluvium and talus potentially masking potential mineralized areas within the claim group.

Gossan Valley

Gossan Valley consists of 2 state mining claims covering approximately 320 acres located approximately 6 miles south of the AKO prospect. The property is held under a joint venture agreement with Cougar Gold LLC, operator of the Golden Lynx LLC, a private Denver-based exploration and development company. The property is held and managed by the joint venture company, Golden Lynx LLC.  See “Note 5. Mineral Properties - Golden Lynx, LLC” to our consolidated financial statements for further details. The prospect was first discovered 20 years ago during a regional reconnaissance program.  Follow-up included limited rock-chip sampling and field examination of several ridgeline and valley-wall color anomalies within and along the faulted, eastern margin of the Crooked Mountain Pluton.  The color anomalies are found at the headwaters of streams with gold and multi-element anomalies in stream sediments and pan concentrates and they are aligned along a pronounced, linear topographic feature that stretches for approximately one mile.  Previous rock sampling in the area, was limited to the collection of ten float, talus and outcrop samples below and within one of several color anomalies present in the area.  Two of the ten samples returned detectable gold.  The prospect was never drilled.

The Company’s exploration in the area includes compilation of historic data, completion of fixed-wing aeromagnetic and electromagnetic surveys, aerial reconnaissance mapping, stream sediment sampling and preliminary prospecting on several of the color anomalies. Stream-sediment samples from below the area of the known color anomalies contain highly anomalous gold, arsenic, antimony, molybdenum and bismuth.  Pan concentrates from streams draining these areas also contain visible gold.  A brief examination of the showing in 2007 included collection of a single representative rock chip sample over a 3 meter thick exposure of gossanous hornfels.  The rock chip sample reported 0.199 ppm gold and 462 ppm copper consistent with previous sample results from the area.

In 2008, Cougar Gold LLC, an affiliate of Electrum USA Ltd., operator of the Golden Lynx LLC, completed sampling and mapping of the prospect and identified a broad area of stockwork veining, potassium feldspar and biotite flooding similar to that found in many porphyry-style gold and copper systems. See “Note 5. Mineral Properties - Golden Lynx, LLC”  to our consolidated financial statements for further details.

BUCKSTOCK PROJECT

Summary

The Company’s wholly owned subsidiary Kisa Gold Mining, Inc., (KGMI) had staked 316 State of Alaska mining claims covering approximately 51,560 acres in seven claim groups.  The Company abandoned 6 of the claim groups leaving only the Chilly group with 44 State of Alaska mining claims covering approximately 7,000 acres.  The claims are situated approximately 50 miles southwest of Donlin Creek and 45 miles northeast of KGMI’s Kisa Project area. KGMI initiated an active and aggressive exploration program in the region as part of a regional program approach expanding on the Company’s results in the Kisa Project area.  These prospects have been identified through multiple sources including a review and compilation of data from published federal, state and academic manuscripts, published and unpublished geochemical data and corporate proprietary data sets.

Over 1,600 stream sediment, heavy mineral concentrate and rock samples cover the area and the claim groups are staked in areas determined to be prospective as potential source areas for the placer occurrences identified from the company’s proprietary geochemical database.  Each of these prospects falls within much larger, poorly defined regional-scale geochemical anomalies that represent district-scale exploration plays.

The project area is underlain by sedimentary and volcanic rocks of the Triassic and Cretaceous Gemuk Group; sedimentary rocks of the Cretaceous Kuskokwim Group; and Late Cretaceous and early Tertiary mafic to felsic volcanic rocks, small granitic intrusions, and granite porphyry dikes and sills.  Locally there are small accumulations of Quaternary age olivine basalt.  The project area lies within a structurally complex flexure zone within a series of crustal-scale wrench faults.

Deformation associated with these faults and splays appears to be at least locally important in the location of both igneous rocks and mineralized showings.  Both high level epithermal and deeper-level shallow intrusive and subvolcanic alteration and mineralization systems are present in the project.  Initial field follow-up in late 2007 was encouraging with gold showings identified in bedrock on several claim groups.

Chilly

This prospect consists of a semicircular, 25-square mile multi-element stream geochemical anomaly draining a large Late Cretaceous to Early Tertiary, zoned, quartz monzonitic intrusive complex.  Highly anomalous arsenic in stream silts outlines this intrusive complex at the regional scale.  Placer gold has been found around the flanks of the complex coincident with highly anomalous stream silts containing pathfinder elements.  Seven rock chip samples collected from outcrops in the headwaters of the anomalous streams contain anomalous gold.

On May 8, 2008, the Company signed three separate joint venture agreements with Newmont North America Exploration Limited, a subsidiary of Newmont Mining Corporation (”Newmont”). During the joint venture Newmont completed a systematic rock and soil sampling program on the claims in the summer of 2008 and delineated a large gold in soils anomaly on the claim group.  However on December 12, 2008, the Company received from Newmont a letter that notified of its intent to terminate the three venture agreements effective immediately.  See “Note 5. Mineral Properties - Newmont Venture Agreements” to our consolidated financial statements for further details.

IDAHO PROPERTIES

INSERT EXHIBIT “C” IDAHO MAP HERE

Niagara Mining and Development Co., Inc., (Niagara) a wholly owned subsidiary of Gold Crest Mines, Inc has established a dominant land position in the historic Yellow Pine-Stibnite Mining District. The District is located approximately 45 miles northeast of Cascade, in Valley County in south-central Idaho.  The area is situated in a high relief terrane with surrounding mountains rising up to 8,000 feet in elevation. Networks of paved and unpaved public roads access the property and an airstrip is present on the site. The Company now controls over 230 unpatented federal mining claims and a substantial acreage of patented lode and mill site claims through preliminary option agreements totaling approximately 4,500 acres in the district. According to a 2000 report by the Idaho Geological Survey, the Stibnite district has produced over 500,000 ounces of gold as well as substantial quantities of silver, antimony and tungsten.

The Company has entered into an agreement with the J.J. Oberbillig Estate and heirs for an option to purchase a 5% Net Smelter Royalty (NSR) and real property in the Stibnite Mining District in central Idaho. See “Note 5. Mineral Properties - Option and Real Property Sales Agreement with JJO, LLC”, “Note 6. Royalty Interest in Mineral Property” and “Note 14. Subsequent Events – Assignment of Option and Real Property Sales Agreement with JJO, LLC” to our consolidated financial statements for further details. This royalty applies to any metal produced from lands sold by the Oberbilligs to Bradley Mining Co. in 1941. This option also gives the Company the right to acquire approximately 255 acres of patented mining and mill site claims in the Stibnite area from the Oberbillig Estate.  These lands have been the subject of several exploration programs over the years, but contain no reserves calculated to modern standards.

In addition, the Company has entered into a Mining Lease and Option to Purchase Agreement with the Bradley Mining Company. The patented claims lie in a North-South direction and cover approximately 1.5 miles of the surface expression of the Meadow Creek fault, the primary mineralized zone in the district.  Underlying the claims are the past producing Meadow Creek underground mine, the DMEA and North exploration workings and a portion of the Monday Tunnel, an exploration drift.  See “Note 5. Mineral Properties - Mining Lease and Option to Purchase Agreement with Bradley Mining Company” and “Note 14. Subsequent Events – Assignment of Mining Lease and Option to Purchase Agreement with Bradley Mining Company” to our consolidated financial statements for further details.

The 2000 Idaho Geological Survey report credits the Meadow Creek mine with producing some 49,500 ounces of gold from underground operations during the period 1932 through 1937, as well as silver, antimony and tungsten.  Additional work was carried out on these claims from the 1930’s through the 1950’s by the U.S. Bureau of Mines (DMEA workings) and the Bradley Mining Company (Monday Tunnel and North Drift).  Work during this period included extensive drifting along and adjacent to the Meadow Creek fault system as well as both surface and underground diamond drilling.

Considerable data (maps, mine plans, drill logs and assay results) on these claims was acquired through the land and royalty purchase option agreement.  Based on a review of this data and information available in State and Federal agencies’ archives, the underground drifts encountered numerous zones of mineralization, many of which were further explored by diamond drilling.  Nevertheless, no proven or probable ore reserves have been established on the Bradley lease.

Bedrock in the district consists of granitic rocks of the Cretaceous-age Idaho Batholith and a roof pendant of metasedimentary rocks dominated by carbonates and quartzites. Much of the District’s valley area is covered with unconsolidated alluvial and glacial deposits. Gold and antimony mineralization are epithermal in character and related to north- and northeast-trending structures, which are believed to be related to the nearby Tertiary-age Thunder Mountain caldera complex. Production in the district started in the early 1900s and considerable quantities of gold, antimony, and tungsten have been mined there since World War II. In the late 1980’s and early 1990’s about 3 million tons of oxide ore was heap leached. Total recorded past production from the District is well over 500,000 oz of gold.

Numerous areas of sulfide mineralization are found throughout the District and on lands under the Company’s control. Much of this mineralization has been extensively drilled by previous operators during early stage exploration and development as well as part of past mining operations focused on the previously exploited leachable oxide ores. The largest currently known single sulfide occurrence in the district is the Yellow Pine prospect currently under option by Vista Gold. Any future production from the main Yellow Pine deposit and any additional production from the Vista-controlled patented claim block are subject to the 5% Net Smelter Returns royalty interest mentioned above.  As part of the royalty and land acquisition, the Company has acquired a large amount of historical data from the district dating back as early as the 1920’s when the district’s first major development occurred.  Review and compilation of these historical records indicates a surprisingly large number of undeveloped mineralized areas containing the potential to host considerable tonnages of mineralized oxide and sulfide material within the Company’s land package. Large areas underlain by oxidized gold-bearing mineralized rock were identified and drilled during the early 1990’s, but were never mined by previous operators and are now under the Company’s control. The company is establishing a district-scale drill and geologic database to place the mineralization into a consistent framework for exploration.

On March 13, we signed a purchase agreement (the "Agreement") between Gold Crest Mines, Inc. and Frank Duval for the sale of our Idaho unpatented claims.  Under the terms of the agreement we sold all of the Company’s rights, title and interest in and to our 46 unpatented federal mill site claims and 185 unpatented federal lode claims in the Stibnite District of Idaho known as our Golden Meadows Project.  We received $25,000 on March 17, 2009 and the remaining $25,000 is due no later than October 1, 2009.  As part of the agreement, the purchaser shall timely pay the BLM fees required to maintain the claims in good standing for the 2009 assessment year unless Purchaser shall notify the Company in writing, no later than August 1, 2009, of their intent not to proceed with the purchase of the Claims. If Purchaser gives notice of intent not to proceed with the purchase of the Claims, then the $25,000 initial payment shall be forfeited to the Company. See “Note 14. Subsequent Events - Purchase Agreement on Idaho Unpatented Claims” to our consolidated financial statements for further details.